



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



January 27, 2005

William G. Lawlor
Dechert LLP
4000 Bell Atlantic Tower
1717 Arch Street
Philadelphia, PA 19103-2793

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/27/2005

Re: Crown Holdings, Inc.
Incoming letter dated December 30, 2004

Dear Mr. Lawlor:

This is in response to your letter dated December 30, 2004 concerning the shareholder proposal submitted to Crown Holdings by Robert D. Morse. We also have received a letter from the proponent dated January 5, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717





December 30, 2004

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentleman:

Crown Holdings, Inc. (the "Company") has received a letter from Robert D. Morse containing a proposal (the "Proposal") for inclusion in the Company's 2005 Annual Meeting of Shareholders proxy material (the "Proxy Material"). The Company intends to exclude the Proposal from its Proxy Material and is requesting that the staff of the Division of Corporate Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company does so for the reasons outlined below. In accordance with Rule 14a-8(j), we are providing this letter in support of the Company's position that it may properly exclude the Proposal from the Proxy Material pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(3), because its implementation would violate law and would be contrary to the proxy rules and regulations of the Commission, and pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because Mr. Morse did not provide the requisite proof of continuous stock ownership in the Company. Six copies of Mr. Morse's letter containing the Proposal and the Company's response to Mr. Morse pursuant to Rule 14a-8(f)(1), as well as six copies of this letter, are included herewith.

I. The Company may exclude the Proposal pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(3) because its implementation would violate law and would be contrary to the proxy rules and regulations of the Commission.

Mr. Morse's Proposal is that "Management and Directors return the word "Against" to all voting cards for the Year 2005 meeting." Rule 14a-8(i)(2) permits a company to exclude a proposal if its implementation would cause the company to violate any state, federal or foreign law to which it is subject. Rule 14a-8(i)(3) permits a company to exclude a proposal if the proposal or supporting statement is contrary to any of the proxy rules and regulations of the Commission, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Company believes that revising the form of proxy for election of directors as directed by the Proposal would cause the Company to violate these rules. Accordingly, the Company may properly omit the Proposal under Rules 14a-8(i)(2) and 14a-8(i)(3).

Law Offices of Dechert LLP

4000 Bell Atlantic Tower • 1717 Arch Street • Philadelphia, PA 19103-2793 • Tel: 215.994.4000 • Fax: 215.994.2222 • www.dechert.com

The Company is a Pennsylvania corporation. Section 1758(b) of the Pennsylvania Business Corporation Law (the "PBCL"), provides that "candidates for election as directors receiving the highest number of votes from each class or group of classes, if any, entitled to elect directors separately up to the number of directors to be elected by the class or group of classes shall be elected." Therefore, directors of a Pennsylvania corporation are elected by a plurality of the votes casts, unless the corporation's articles of incorporation or by-laws provide otherwise. Neither the Company's Articles of Incorporation nor its By-Laws (a copy of each is attached hereto as Exhibit A and Exhibit B, respectively) opt out of Pennsylvania's statutory rule of electing directors by plurality voting.

A vote "Against" a candidate for election as a director would have no legal effect on the outcome of the election. Under Pennsylvania's plurality voting structure and the Company's Articles of Incorporation and By-Laws, even if a candidate receives a greater number of votes "Against" election than in favor of election, that candidate would nonetheless be elected so long as votes for the candidate's election exceeded the number of votes cast in favor of any other competing candidate.

Including the Proposal in the Proxy Material would require the Company to permit shareholders to mark their proxies as votes "Against" candidates for election as directors. The Company believes that because Pennsylvania law would give no effect to a vote "Against" a candidate, it would be materially misleading, in violation of Rule 14a-9, to include this choice on the form of proxy because it would cause shareholders to believe that a vote "Against" would affect the outcome of an election.

When the Commission adopted amendments to Rule 14a-4 in 1979, the Commission itself acknowledged this position stating that "[w]ith respect to a security holder's ability to vote for or against an individual nominee, the Commission acknowledges that an 'against' vote may have questionable legal effect and therefore could be confusing and misleading to shareholders. Accordingly, the term 'withhold authority' has been substituted in this rule." See Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Exchange Act Release No. 16356 (November 21, 1979).

In 2002, 2003 and 2004, the Staff permitted corporations to exclude shareholder proposals that were substantially the same as the Proposal in circumstances where state law applicable to such corporations provided for the election of directors by a plurality vote. Many of these proposals were submitted to such corporations by Mr. Morse. For example, the Staff took a no-action position with respect to such proposals for companies incorporated under Delaware law, which, like Pennsylvania law, provides that directors are elected by a plurality vote, in Avaya Inc. (avail. November 11, 2004), General Motors Corporation (avail. April 2, 2003), Mattel Inc. (avail. February 21, 2003), Citigroup, Inc. (avail. January 2, 2003), Lucent Technologies, Inc. (avail. November 18, 2002), Visteon Corporation (avail. February 20, 2002) and Coca-Cola Company (avail. February 6, 2002). In addition, the Staff has reached the same conclusion with regard to companies incorporated in other states with laws that also provide for the election of directors by a plurality vote. See, e.g., AT&T Wireless Services, Inc. (avail. February 26, 2003) (New York); CSX Corporation (avail. January 2, 2003) (Virginia); Merck & Co., Inc. (avail. January 2, 2003) (New Jersey); Hudson United Bancorp (avail. January 2, 2003 and December 6, 2002) (New

Jersey); and Exxon Mobil Corporation (avail. December 24, 2002) (New Jersey). In granting no-action relief, the Staff noted that because the corporations' governing instruments do not opt out of the applicable state statutory rule of electing directors by plurality voting, the implementation of such proposals would appear to result in such corporations' proxy materials being false or misleading under Rule 14a-9.

In summary, (i) the Company is a Pennsylvania corporation, (ii) Pennsylvania corporate law provides that directors shall be elected by a plurality of votes, (iii) the Company has not adopted any provision in its Articles of Incorporation or By-Laws to opt out of plurality voting for directors, and (iv) in an election for directors where directors are elected by plurality vote, a vote "Against" a candidate has no legal impact under the laws of Pennsylvania in determining whether a candidate is elected as a director. Accordingly, the Company believes it may omit the Proposal from the Proxy Material pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(3) because providing for votes "Against" directors in the Company's proxy would be misleading in violation of Rule 14a-9. To the extent that the reasons for omission stated in this letter are based on matters of Pennsylvania law, these reasons are the opinion of the undersigned as special counsel for the Company.

II. In accordance with Rule 14a-8(b) and Rule 14a-8(f)(1), the Company may exclude the Proposal because Mr. Morse failed to correct defects in the Proposal within 14 days after receipt of notice thereof from the Company.

Rule 14a-8(b) provides that, to be eligible to submit a proposal, a proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proponent submits the proposal. Mr. Morse submitted the Proposal in a letter to the Company dated August 24, 2004, which the Company received on August 25, 2004 (a copy of which is attached hereto as Exhibit C). The August 24 letter stated that Mr. Morse will hold the "necessary equity in the Company until after the meeting," but did not provide a statement from the record owner of the securities verifying the requisite ownership. According to the Company's stock ownership records, Mr. Morse is the record owner of 42 shares of Company common stock. During the 60 calendar days prior to August 24, the market value of 42 shares of Company common stock never exceeded $446, and 42 shares represented less than 1% of the approximately 165 million outstanding shares of Company common stock.

The Company notified Mr. Morse, in a letter dated September 3, 2004, which Mr. Morse received on September 7, 2004 (a copy of the letter and proof of receipt by Mr. Morse are attached hereto as Exhibit D), that the Company would exclude the Proposal from its Proxy Material because Mr. Morse did not continuously hold at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal for at least one year by the date Mr. Morse submitted the Proposal. The Company's September 3 letter provided detail regarding how Mr. Morse could remedy the eligibility defect, included a copy of Rule 14a-8 to assist Mr. Morse in understanding the requirement and stated that Mr. Morse's response had to be postmarked, or transmitted electronically, no later than 14 days from the date that Mr. Morse received the Company's notification.

Mr. Morse did not respond to the Company's letter, nor did Mr. Morse supply to the Company any documentary support evidencing that he continuously held the Company's securities for the one-year period required by Rule 14a-8(b).

In the past, the Staff has consistently granted no-action relief with respect to an omission of a proposal from proxy material when the proponent did not provide evidence that the ownership requirements of Rule 14a-8(b) were satisfied as of the date that the proposal was submitted. See, e.g., Telular Corporation (avail. December 5, 2003); Intel Corporation (avail. March 10, 2003); and Pepco Holdings, Inc. (avail. January 6, 2003).

Accordingly, the Company may exclude the Proposal from the Proxy Material pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

* * *

For the reasons stated above, the Company intends to omit the Proposal from the Proxy Material and requests the concurrence of the Staff that it will not recommend any enforcement action to the Commission if the Company does so.

As required by Rule 14a-8(j), the Company is sending a copy of this letter to Mr. Morse. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed receipt copy and returning it in the enclosed envelope.

If you have any questions regarding the above, please call me at (215) 994-2823, Ian A. Hartman at (215) 994-2277 or Courtney L. Giuffra at (215) 994-2391. If the Staff disagrees with our conclusions with respect to the omission of Mr. Morse's proposal or if the Staff needs additional information or explanation, we request the opportunity to confer with the Staff prior to issuance of your response.

Sincerely,

William G. Lawlor

William G. Lawlor

cc: Robert D. Morse

2003003-1771

2C53990

PENNSYLVANIA DEPARTMENT OF STATE
CORPORATION BUREAU

x Consent to Appropriation of Name
(19 Pa.Code § 17.2)

___ Consent to Use of Similar Name
(19 Pa.Code § 17.3)

Pursuant to 19 Pa. Code § 17.2 (relating to appropriation of the name of a senior corporation) and § 17.3 (relating to use of a similar name) the undersigned association, desiring to consent to the appropriation/use of similar name of its name by another association, hereby certifies that:

1. The name of the association executing this Consent of Name is:
Crown Holdings LLC

2. The (a) address of this corporation's current registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is (the Department is hereby authorized to correct the following information to conform to the records of the Department):

(a) Number and Street	City	State	Zip	County
One Crown Way	Philadelphia	PA	19154	Philadelphia

(b) Name of Commercial Registered Office Provider — County
c/o

3. The date of its incorporation or other organization is: February, 19, 2002

4. The statute under which it was incorporated or otherwise organized is:
15 Pa. C.S. 8913

5. The association(s) entitled to the benefit of this Consent of Name is(are):
Crown Holdings, Inc.

6. *If Consent to Appropriation of Name, the association is about to (check one):*

x Change its name ___ Cease to do business ___ Withdrawal from doing business in PA ___ Being wound up

7. *If Consent to Use of Similar Name, check box:*
___ Indicates that the association executing this Consent to Use of Similar Name is the parent or prime affiliate of a group of associations using the same name with geographic or other designations, and that such association is authorized to and does hereby act on behalf of all such affiliated associations, including the following (see 19 Pa. Code § 17.3(c)(6)):

IN TESTIMONY WHEREOF, the undersigned association has caused this consent to be signed by a duly authorized officer thereof this 5th day of February, 2003.

Marian A. Ryan
Authorized Person Signature

Title

2003003-1772

FEB 04 2003
Filed in the Department of
State on
ACTING
Secretary of the Commonwealth

ARTICLES OF INCORPORATION

of

CROWN HOLDINGS, INC.,

A PENNSYLVANIA CORPORATION

FIRST: The name of the corporation is Crown Holdings, Inc. The corporation is incorporated under the Pennsylvania Business Corporation Law.

SECOND: The purposes of the corporation (hereinafter sometimes called the Corporation) are to do any and all of the things hereinafter set forth to the same extent as natural persons might or could do in any part of the world, namely:

1. To manufacture, produce, purchase or otherwise acquire, sell or otherwise dispose of (i) containers made from metal, glass, paper, rubber, wood, plastics or other material, for liquids, solids, powder, cream, loose pourables and other substances; (ii) crowns, caps, corks, seals and closures of all kinds for containers; and (iii) machinery, equipment and component parts for bottling, filling, closing, sealing and packaging bottles and other containers of all kinds.

2. To carry on a general mercantile, manufacturing, fabricating, metalworking, machinery, lithographing, printing and packaging business.

3. To carry on the business of general merchants, brokers, agents, dealers in, importers and exporters of, searchers for, workers in and manufacturers of natural products, raw materials, manufactured products and marketable goods, wares and merchandise of every kind, nature and description.

4. To apply for, purchase or in any manner to acquire; to hold, own, use and operate; to sell or in any manner dispose of; to grant or license other rights in respect of; and in any manner deal with any and all rights, interests, inventions, improvements and processes used in connection with or secured under letters patent or copyrights of the United States or other countries or otherwise; and to work, operate or develop the same.

5. To purchase, lease or otherwise acquire, and to hold, own, sell or dispose of real and personal property of all kinds and in particular lands, buildings, business concerns and undertakings, shares of stock, mortgages, bonds, debentures, and other securities, merchandise, book debts and claims, trademarks, trade names, and any interest in real or personal property.

6. To guarantee the payment of dividends on any shares of the capital stock of any corporation, joint stock company or association in which the Corporation has or may at any time have an interest; to endorse or otherwise guarantee the payment of the principal of, or interest on, any scrip, bonds, coupons, mortgages, debentures, or other securities issued or created by any corporation, joint stock company or associations in which the Corporation have an interest, or whose shares or securities it owns; to become surety for and to guarantee the carrying out or the performance of any and all contracts of every kind or character of any corporation, joint stock company or corporation in which the Corporation has an interest, or whose shares or securities it owns; and to do any and all lawful things designed to protect, preserve, improve or enhance the value of any such shares, scrip, voting trust certificates, bonds, coupons, mortgages, debentures, securities or other evidences of indebtedness of any corporation, joint stock company or association in which the Corporation has an interest or whose shares or securities it may own, and to make any guarantee which may be lawful for a corporation organized under the Business Corporation Law.

7. To lend and borrow money; to draw, make, accept, endorse,

transfer, assign, execute and issue bonds, debentures, promissory notes, and other evidences of indebtedness, and for the purpose of securing any of its obligations or contracts to convey, transfer, assign, deliver, mortgage and pledge all or any part of the property or assets at any time owned or held by the Corporation, upon such terms and conditions as the Board of Directors shall authorize and as may be permitted by law.

8. To acquire, hold, sell, reissue, or cancel any shares of its own capital stock, provided, however, that the Corporation may not use any of its funds or property for the purchase of its own shares of capital stock when such use would cause any impairment of the capital of the Corporation, and provided further, that the shares of its own capital stock belonging to the Corporation shall not be voted directly or indirectly.

9. To undertake or assume the whole or any part of the bonds, mortgages, franchises, leases, contracts, indebtedness, guaranties, liabilities and obligations of any person, firm, association, corporation or organization, and to purchase or otherwise acquire the whole or any part of the property, assets, business, good-will and rights of any person, firm, association, corporation or organization and to pay for the same or any part or combination thereof in cash, shares of the capital stock, bonds, debentures, debenture stock, notes and other obligations of the Corporation or otherwise, or by undertaking and assuming the whole or any part of the liabilities or obligations of the transferor; and to hold or in any manner dispose of the whole or any part of the property and assets so acquired or purchased, and to conduct in any lawful manner the whole or any part of the business so acquired and to exercise all the powers necessary or convenient in and about the conduct, management and carrying on of such business.

10. To organize, incorporate and reorganize subsidiary corporations and joint stock companies and associations for any purpose permitted by law.

11. To sell, improve, manage, develop, lease, mortgage, dispose of, or otherwise turn to account, or deal with all or any part of the property of the Corporation.

12. To carry on business at any place or places within the jurisdiction of the United States, and in any and all foreign countries, and to purchase, hold, mortgage, convey, lease or otherwise dispose of and deal with real and personal property at any such place or places.

13. To enter into, make, perform and carry out contracts of every sort and kind which may be necessary or convenient for the business of the Corporation or business of a similar nature, with any person, firm, corporation (private, public or municipal), or body politic under the government, or agency thereof, of the United States or any state, territory or colony thereof or any foreign government, so far as, and to the extent that the same may be done and performed by corporations organized under the Business Corporation Law.

14. To do all and everything necessary, suitable or proper for the accomplishment of any of the purposes, the attainment of any of the objects or the furtherance of any of the powers hereinbefore set forth, either alone or in connection with other corporations, firms or individuals, and either as principals or as agents, and to do every other act or acts, thing or things, incidental or appurtenant to or growing out of or connected with the aforesaid objects, purposes or powers, or any of them.

15. The foregoing enumeration of specific powers shall not be deemed to limit or restrict in any manner the general powers of the Corporation, and the enjoyment and exercise thereof, as may now or hereafter be conferred by the laws of the Commonwealth of Pennsylvania upon corporations organized under the provisions of the Business Corporation Law.

THIRD: The total number of shares which may be issued by the Corporation is [illegible] shares of Common Stock, at a par value per share of

2003003-1774

$[illegible].00 (the "Common Stock"), and 30,000,000 shares of Preferred Stock (the "Preferred Stock"), without par value.

A. Common Stock. The designations, voting powers, restrictions and rights of the Common Stock are as follows:

1. Dividends. Holders of Common Stock will be entitled to receive such dividends as may be declared by the Board of Directors.

2. Liquidation. In any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after the debts of the Corporation and obligations with respect to any issued and outstanding shares of preferred stock shall have been paid or provided for, all of the remaining assets of the Corporation shall belong to and shall be distributed ratably among the holders of the Common Stock.

3. Reacquired Shares. The Board of Directors shall have the power to eliminate reacquired shares of Common Stock from the authorized number of shares of the Corporation or to restore such shares to the status of authorized but unissued shares.

4. Voting Rights. Except as may otherwise be required by law in any case and as provided in a resolution of the Board of Directors fixing voting rights pursuant to Section C below, the holders of shares of Common Stock possess the exclusive voting powers of the Corporation. At every meeting of stockholders of the Corporation, the holders of record of shares of Common Stock entitled to vote thereat shall be entitled to one vote for each share held. The holders of Common Stock shall not be entitled to cumulative voting in the election of directors of the Corporation.

B. Capital Stock Generally. The following provisions shall apply to all classes of the Corporation's capital stock:

1. Additional or Increased Stock. No holder of stock of the Corporation of any class shall be entitled as of right to subscribe for any additional or increased stock of any class or any obligations convertible into any class or classes of stock, and the Corporation may, without offering any such increased or additional stock or obligations to stockholders of any class, sell or dispose of the same to such persons and for such consideration permitted by law as the Board of Directors from time to time in its absolute discretion determines.

2. Authorized Shares. The Corporation may issue and sell its authorized shares, if any, without par value from time to time in the absence of fraud in the transaction, for such consideration as may from time to time be fixed by the Board of Directors, and sell and dispose of any stock having a par value, for such consideration permitted by law, as the Board of Directors may from time to time determine, without other authority, consent or vote of the stockholders of the Corporation of any class or classes, except as otherwise provided herein or under applicable law.

C. Preferred Stock.

1. Preferred Stock. The unissued shares of Preferred Stock may be divided and issued at any time and from time to time in one or more classes or series of a class as may be designated by the Board of Directors of the Corporation. The Board of Directors shall have the full authority permitted by law to fix by resolution the designations, number and the voting rights, preferences, privileges, limitations, restrictions, conversion rights and other special or relative rights, if any, of any class or any series of any class of the Preferred Stock that may be desired; provided, however, that the shares of any such class or series of a class shall not be entitled to more than one vote per share when voting as a class with holders of the Corporation's Common Stock.

FOURTH: The capital of the Corporation shall be at least equal to the amount of the aggregate par value of all issued shares having par value.

200300 3-1775

FIFTH: The registered office of the Corporation within the Commonwealth is to be located in the City of Philadelphia, at One Crown Way, Philadelphia, Pennsylvania 19154.

SIXTH: The duration of the Corporation is to be perpetual.

SEVENTH: The number of the directors of the Corporation is to be not less than ten (10) nor more than eighteen (18), as may be provided in the by-laws from time to time. The directors need not be stockholders of the Corporation.

EIGHTH: The following provisions are inserted for the regulation of the business and for the conduct of the affairs of the Corporation and its directors and stockholders:

1. The Board of Directors from time to time shall determine whether and to what extent and at what times and places and under what conditions and regulations the accounts and books of the Corporation or any of them, except the stock book, shall be open to the inspection of the stockholders, and no stockholder shall have the right to inspect any books or documents of the Corporation except as conferred by statute or authorized by the Board of Directors.

2. A director of the Corporation shall not, in the absence of fraud, be disqualified by his office from dealing or contracting with the Corporation, either as a vendor, purchaser or otherwise, nor in the absence of fraud shall, insofar as permitted by statute, any transaction or contract of the Corporation be void or voidable or affected by reason of the fact that any director, or any firm of which any director is a member, or any corporation of which any director is an officer, director or stockholder, is in any way interested in such transaction or contract, provided that at the meeting of the Board of Directors or of a committee thereof having authority in the premises to authorize or confirm said contract or transaction, the interest of such director, firm or corporation is disclosed or made known, and there shall be present a quorum of the Board of Directors or of the directors constituting such committee, and such contract or transaction shall be approved by a majority of such quorum, which majority shall consist of directors not so interested or connected. Nor shall any director be liable to account to the Corporation for any profit realized by him from or through any such transaction or contract of the Corporation, ratified or approved as aforesaid, by reason of the fact that he or any firm of which he is a member, or any corporation of which he is a stockholder, director or officer, was interested in such transaction or contract. Directors so interested may be counted when present at meetings of the Board of Directors or of such committee for the purpose of determining the existence of a quorum. Each and every person who is or may become a director of the Corporation is hereby relieved from any liability that might otherwise exist from those contracting with the Corporation for the benefit of himself or any firm, association or corporation in which he may be in any wise interested. Any contract, transaction or act of the Corporation or the Board of Directors or of any committee which shall be ratified by a majority in interest of a quorum of the stockholders having voting power, shall, insofar as permitted by statute, be as valid and as binding as though ratified by every stockholder of the Corporation; but this shall not be construed as requiring the submission of any contract to the stockholders for approval.

3. The Board of Directors shall have power from time to time to fix and determine and vary the amount to be set aside from the earnings of the Corporation as working capital before making payment of any dividends on any class of stock or any distribution of profits; and before making payment of any dividends on any stock or any distribution of profits, the Board of Directors may set aside out of the profits of the Corporation such sum or sums as it may from time to time in its absolute discretion think proper, whether as additional working capital, as a fund for the payment and retirement of the indebtedness of the Corporation, whether funded or otherwise, or as a surplus fund for such corporate purposes as the Board shall think conducive to the best interests of the Corporation.

4. The Board of Directors shall have power to hold their meetings in or outside the Commonwealth of Pennsylvania, in such places as from time to time may be designated by the By-Laws or by resolution of the Board of Directors.

NINTH: The Corporation reserves the right to amend, alter, change or repeal any provision herein contained in the manner named, or hereafter prescribed by law, and all rights conferred upon stockholders hereunder are granted subject to this provision.

TENTH: Subchapter E, Control Transactions, of Chapter 25 of the Pennsylvania Business Corporation Law, as amended, shall not be applicable to the Corporation.

ELEVENTH: The name and address of the incorporator is: Jamie Warner, 4000 Bell Atlantic Tower, 1717 Arch Street, Philadelphia, Pennsylvania 19103.

SIGNATURE PAGE FOLLOWS

IN TESTIMONY WHEREOF, the incorporator has signed the Articles of Incorporation to be signed by a duly authorized officer thereof this 7th day of February, 2003.

Jamie Warner, Sole Incorporator

EX-3 2 ex31dec04-8k.htm TEXT OF AMENDMENT TO ARTICLES OF INCORPORATION

EXHIBIT 3.1

TEXT OF AMENDMENT TO ARTICLES OF INCORPORATION

Article Third, Section B.3

3. Uncertificated Shares. Any and all classes of shares of the Corporation's capital stock, or any part thereof, may be represented by uncertificated shares, except that shares represented by a certificate that is issued and outstanding shall be represented thereby until the certificate is surrendered to the Corporation.

EX-3 3 ex3b.htm EXHIBIT 3.B

Exhibit 3.b

BY-LAWS

OF

CROWN HOLDINGS, INC.

(A PENNSYLVANIA CORPORATION)

ARTICLE I
Shareholders

SECTION 1. Annual Meetings. The Corporation shall hold annually a regular meeting of its shareholders for the election of Directors and for the transaction of general business which may properly come before the meeting in accordance with these By-Laws in Philadelphia, Pennsylvania, on the fourth (4th) Thursday in April in each year at 11:00 a.m., local time, or at such other place, on such other date or at such other time as may be designated by the Board of Directors.

SECTION 2. Special Meetings. Special meetings may be called by a majority of the Board of Directors or the chief executive officer, to meet at such place or time as may be designated by the Board of Directors or the chief executive officer, respectively. Except as provided by law, the shareholders shall not be entitled to call a special meeting.

SECTION 3. Notice of Meetings. Written or printed notice of every annual and every special meeting of the shareholders shall be given to each shareholder of record entitled to vote at such meeting by mail, postage prepaid and addressed to the address on the books of the Corporation, or as otherwise provided by law, at least ten (10) days before such meeting. Notice of every special meeting shall state the place, date and time of the meeting and the business proposed to be transacted. Failure to give notice of any annual meeting, or any irregularity in such notice, shall not affect the validity of any annual meeting or of any proceedings at any such meeting. Notice of any meeting of shareholders need not be given to any shareholder who waives notice thereof in writing either before or after the holding thereof, and attendance at any such meeting shall constitute waiver of notice thereof except as otherwise provided by law. No notice of any adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting need be given by the Corporation.

SECTION 4. Quorum. At all meetings of shareholders, the presence, in person or by proxy, of shareholders entitled to cast a majority in number of votes shall be necessary to constitute a quorum for the transaction of business; but in the absence of a quorum, the chairman of the meeting may, or the shareholders present in person or by proxy at the time and place fixed for such meeting, or at the time and place of any adjournment thereof, may, by majority vote, adjourn the meeting from time to time, but not for a period of over fifteen (15) days with respect to any meeting at which directors are to be elected or a period of over thirty (30) days with respect to any other meeting at any one time.

SECTION 5. Voting. Except in cases in which it is by statute, by the Articles of Incorporation or by these By-Laws otherwise provided, each shareholder entitled to vote at such meeting shall be entitled to cast one vote for each share of stock held by him, and a majority of the votes cast shall be sufficient to elect and pass any measure.

SECTION 6. Proxies. Any shareholder entitled to vote at any meeting of shareholders may vote by person or by proxy. Every proxy shall be executed or authenticated by the shareholder, or by his duly authorized attorney-in-fact, dated, and filed with or transmitted to the Secretary of the Corporation or its designated agent. A shareholder or such shareholder's duly authorized attorney-in-fact may execute or authenticate a writing or transmit a telephonic or electronic message authorizing another person to act by proxy. A telegram, telex, cablegram, datagram, e-mail, Internet communication, or other means of telephonic or electronic transmission from a shareholder or attorney-in-fact or a photographic facsimile or similar reproduction of a writing executed by a shareholder or attorney-in-fact (or other transmission as permitted by law): (i) may be treated as properly executed or authenticated for purposes of this subsection; and (ii) shall be so treated if it sets forth or utilizes a confidential and unique identification number or other mark furnished by the Corporation to the shareholder for the purposes of a particular meeting or transaction.

SECTION 7. Judges of Election. Prior to any meeting of shareholders, the Board of Directors may appoint three judges of election, and in default of such appointment the shareholders at such meeting shall by majority vote appoint such judges. The judges of election need not be shareholders and may not be candidates for any office. The judges of election shall exercise all of the powers and duties usually incident to their office.

SECTION 8. Nominations. (a) Only persons who are nominated in accordance with the procedures set forth in these By-Laws shall be eligible to serve as Directors of the Corporation. Nominations of persons for election to the Board of Directors of the Corporation may be made at a meeting of shareholders (i) by or at the direction of the Board of Directors or (ii) by any shareholder of the Corporation who is a shareholder of record at the time of giving of notice provided for in this By-Law, who shall be entitled to vote for the election of Directors at the meeting and who complies with the notice procedures set forth in this By-Law.

(b) Nominations by shareholders shall be made pursuant to timely notice in writing to the Secretary of the Corporation. To be timely, a shareholder's notice shall be delivered to or mailed and received at the principal executive offices of the Corporation (i) in the case of an annual meeting, not less than one-hundred twenty (120) days nor more than one-hundred fifty (150) days prior to the first anniversary of the date the Corporation's proxy statement for its previous annual meeting of the shareholders was first released to shareholders; provided, however, that in the event that the date of the annual meeting is changed by more than thirty (30) days from the first anniversary of the preceding year's annual meeting, notice by the shareholder to be timely must be so received not later than the close of business on the tenth (10th) day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure was made, and (ii) in the case of a special meeting at which Directors are to be elected, not later than the close of business on the tenth (10th) day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure was made.

Such shareholder's notice shall set forth (i) (A) the name, age, business address and residence address of each proposed nominee, (B) the principal occupation of each proposed nominee, (C) a representation that the notifying shareholder intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, (D) if known, the class and total number of shares of the Corporation that are beneficially owned by the proposed nominee, (E) the total number of shares of the Corporation that will be voted by the notifying shareholder for each proposed nominee, (F) a description of all arrangements or understandings between the notifying shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the notifying shareholder, and (G) as to each proposed nominee all information relating to such person that is required to be disclosed in solicitations of proxies for election of Directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, applicable listing standards and other applicable law (including such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected and including information as to the purpose of such nomination); and (ii) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made (A) the name and address of such shareholder, as they appear on the Corporation's books, and of such beneficial owner, (B) the class and number of shares of the Corporation which are owned beneficially and of record by such shareholder and such beneficial owner and (C) a representation whether the shareholder or the beneficial owner, if any, intends or is part of a group which intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to elect the nominee and/or (y) otherwise to solicit proxies from shareholders in support of such nomination. At the request of the Board of Directors, any person nominated by the Board of Directors for election as a Director shall furnish to the Secretary of the Corporation that information required to be set forth in a shareholder's notice of nomination which pertains to the nominee. The Corporation may request any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the qualifications of the proposed nominee to serve as a Director of the Corporation.

(c) No person shall be eligible to serve as a Director of the Corporation unless nominated in accordance with the procedures set forth in this By-Law. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by this By-Law, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded. Any such decision by the chairman shall final, binding and conclusive upon all parties in interest. Notwithstanding the foregoing provisions of this By-Law, a shareholder shall also comply with all applicable requirements of the Securities Exchange Act of

1934, as amended, and the rules and regulations thereunder, applicable listing standards and other applicable law, with respect to the matters set forth in this By-Law.

SECTION 9. Notice of Shareholder Business. (a) At an annual or special meeting of the shareholders, only such business shall be conducted as shall have been brought before the meeting (i) pursuant to the Corporation's notice of meeting, (ii) by or at the direction of the Board of Directors or (iii) as to an annual meeting, by any shareholder of the Corporation who is a shareholder of record at the time of giving of the notice provided for in this By-Law, who shall be entitled to vote at such meeting and who complies with the notice procedures set forth in this By-Law.

(b) For business to be properly brought before an annual meeting by a shareholder pursuant to clause (iii) of paragraph (a) of this By-Law, the shareholder must have given timely notice thereof in writing to the Secretary of the Corporation, and any such proposed business must constitute a proper matter for shareholder action. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than one-hundred twenty (120) days nor more than one-hundred fifty (150) days prior to the first anniversary of the date the Corporation's proxy statement for its previous annual meeting of the shareholders was first released to shareholders; provided, however, that in the event that the date of the annual meeting is changed by more than thirty (30) days from the first anniversary of the preceding year's annual meeting, notice by the shareholder to be timely must be received no later than the close of business on the tenth (10th) day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure was made. A shareholder's notice to the Secretary shall set forth as to each matter the shareholder proposes to bring before the meeting (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, and if a specific action is to be proposed, the text of the resolution or resolutions which the shareholder proposes that the Corporation adopt, (ii) the name and address, as they appear on the Corporation's books, of the shareholder proposing such business, and the name and address of the beneficial owner, if any, on whose behalf the proposal is made, (iii) the class and number of shares of the Corporation which are owned beneficially and of record by such shareholder of record and by the beneficial owner, if any, on whose behalf the proposal is made, (iv) any material interest of such shareholder of record and the beneficial owner, if any, on whose behalf the proposal is made in such business, (v) a representation that the shareholder intends to appear in person or by proxy at the meeting to bring before the meeting the business specified in the notice, (vi) the total number of shares of the Corporation that will be voted by the notifying shareholder for such proposal, and (vii) a representation whether the shareholder or the beneficial owner, if any, intends or is part of a group which intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve or adopt the proposal and/or (y) otherwise to solicit proxies from shareholders in support of such proposal.

(c) Notwithstanding anything in these By-Laws to the contrary, no business shall be conducted at an annual or special meeting except in accordance with the procedures set forth in this By-Law. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the procedures prescribed by this By-Law, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. Any such decision by the chairman shall be final, binding and conclusive upon all parties in interest. Notwithstanding the foregoing provisions of this By-Law, a shareholder shall also comply with all applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, applicable listing standards and other applicable law, with respect to the matters set forth in this By-Law.

SECTION 10. No Consents in Lieu of Meeting. No action of the shareholders shall be taken by either unanimous consent or partial written consent or other consent in lieu of a meeting.

SECTION 11. Conduct of Meetings. Unless the Board of Directors shall designate another officer or director of the Corporation to preside and act as the chairman at any regular or special meeting of shareholders, the Chairman of the Board of Directors, or in his absence, the Vice Chairman of the Board of Directors, shall preside and act as the chairman at any regular or special meeting of shareholders. The chairman of the meeting, consistent with any authority, direction, restriction or limitation given to him by the Board of Directors, shall have any and all powers and authority necessary to conduct an orderly meeting, preserve order and determine any and all procedural matters, including the proper means of obtaining the floor, who shall have the right to address the meeting, the manner in which shareholders will be recognized to speak, imposing reasonable limits on the amount of time at the meeting taken up in remarks by any one shareholder or group of shareholders, the number of times a shareholder may address the meeting, and the person to whom questions should be addressed. The chairman shall announce at the meeting when the polls close for each matter voted upon. If no announcement is made, the ability to cast a vote will be deemed to have closed upon the final adjournment of the meeting. After the polls close, no ballots, proxies, or votes, nor any revocations or changes thereto, may be accepted. In addition, until the business to be completed at a meeting of shareholders is completed, the chairman of a meeting of the shareholders is expressly authorized to temporarily adjourn and postpone the meeting from time to time.

ARTICLE II
Board of Directors

SECTION 1. Powers. The business and affairs of the Corporation, except as otherwise provided by statute, the Articles of Incorporation or these By-Laws, shall be conducted and managed by the Board of Directors. The number of Directors of the Corporation, which shall be not more than eighteen (18) and not less than ten (10), shall be determined from time to time by the Directors.

SECTION 2. Election. The Directors of the Corporation shall be elected by ballot at the annual meeting of the shareholders and shall serve one (1) year and until their successors shall be duly elected and qualified or until their earlier death, resignation or removal.

SECTION 3. Annual Meeting. The regular annual meeting of the Board of Directors shall be held immediately following each meeting of the shareholders at which a Board of Directors shall have been elected for the purpose of organization and the transaction of other business.

SECTION 4. Regular Meetings. In addition to the annual meeting, regular meetings of the Board of Directors shall be held at such intervals as may be fixed from time to time by the Board of Directors.

SECTION 5. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, the President, or a Vice President, or by a majority of the Board of Directors, and shall be held at the time and place specified in the call for such special meeting.

SECTION 6. Place of Meeting. Subject to the provisions of Section 4 of this Article II, regular and special meetings of the Board of Directors may be held within or without the Commonwealth of Pennsylvania, and at such times and places as, in the case of a regular meeting, may be stated in the notice of the meeting, or in the case of a special meeting, may be specified in the call for such meeting.

SECTION 7. Conference Calls. Any one or more members of the Board of Directors of the Corporation or any committee thereof may participate in a meeting of such Board or committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at a meeting. No persons may participate in any meeting of the shareholders by means of a conference telephone or similar communications equipment.

SECTION 8. Notice of Meetings. Notice of the place, day and hour of every regular and special meeting of the Board of Directors shall be given each Director before the meeting personally b: telegram, letter or telefax or by mail, postage prepaid, to the address on the books of the Corporation or as otherwise provided by law at least four (4) days before the meeting. No notice need be given any director who waives such notice in writing either before or after the holding thereof, and attendance at any such meeting shall constitute waiver of notice thereof except as otherwise provided by law No notice of any adjournment meeting of the Board of Directors need be given.

SECTION 9. Quorum. No less than one-half of the Board of Directors shall constitute a quorum for the transaction of any business at every meeting of the Board of Directors, but if at any meeting there be less than a quorum present a majority of those present may adjourn the meeting from time to time but not for a period of over thirty (30) days at any one time, without notice other than by announcement at the meeting until a quorum shall attend. At any such adjourned meeting at which a quorum shall attend, any business may be transacted which might have been transacted at the meeting as previously modified.

SECTION 10. Committees. From time to time, the Board of Directors may by resolution provide for and appoint the members of an Executive Committee, or any other regular or special committee, or committees, and all such committees shall have and may exercise such powers as shall be conferred or authorized by the resolution of appointment.

SECTION 11. Vacancies. Vacancies in the Board of Directors occurring during the year shall be filled for the unexpired terms by a majority of the remaining members of the Board of Directors although less than a quorum.

SECTION 12. Limitation on Liability. A Director shall not be personally liable for monetary damages for any action taken, or any failure to take any action, unless (a) the Director has breached or failed to perform the duties of his office under Subchapter B of Chapter 17 of the Pennsylvania Business Corporation Law of 1988, as the same may be amended (relating to standard of care and justifiable reliance) and (b) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. The provisions of this Section 12 shall not apply to (a) the responsibility or liability of a Director pursuant to any criminal statute or (b) the liability of a Director for the payment of taxes pursuant to local, state or federal law. Any repeal or modification of this Section 12 shall be prospective only, and shall not affect, to the detriment of any Director, any limitation on the personal liability of a Director of the corporation existing at the time of such repeal or modification.

SECTION 13. Independent Directors.

(a) A majority of the persons constituting the nominees of the Board of Directors for the election of whom the Board of Directors will solicit proxies from the shareholders for use at the Corporation's annual meeting shall consist of individuals who, on the date of their selection as the nominees of the Board of Directors, are Independent Directors.

(b) In the event the Board of Directors elects Directors between annual meetings of shareholders, the majority of all Directors holding office immediately after such election shall be Independent Directors.

(c) For purposes of this By-Law, the term "Independent Director" shall mean a Director who: (i) is not and has not been employed by the Corporation or any of its subsidiaries in an executive capacity within the five years immediately prior to such person's nomination; (ii) is not (and is not affiliated with a company or a firm that is) a regular advisor or consultant, for compensation, to the Corporation or any of its subsidiaries; (iii) is not affiliated with a regular and significant customer or supplier of the Corporation or any of its subsidiaries; (iv) does not have a personal services contract with the Corporation or any of its subsidiaries; (v) is not affiliated with a tax-exempt entity that receives significant contributions from the Corporation or any of its subsidiaries; and (vi) is not a spouse, parent, sibling or child of any person described in (i) through (v), above.

(d) The Board of Directors shall have the exclusive right and power to interpret and apply the provisions of this By-Law. Any such interpretation or application of the provisions of this By-Law made in good faith shall be binding and conclusive upon all shareholders.

ARTICLE III
Officers

SECTION 1. Officers. The Officers of the Corporation shall be a Chairman of the Board of Directors, a President, one or more Vice Presidents (one or more of whom may be designated as Executive Vice Presidents or Senior Vice Presidents by the Board of Directors), a Treasurer, one or more Assistant Treasurers, a Secretary, and one or more Assistant Secretaries and a Controller. The Board of Directors may elect such other officers as they may from time to time deem necessary, who shall have such authority and shall perform such duties as from time to time may be prescribed by the Board of Directors.

SECTION 2. Officers Holding More Than One Office. Any two (2) of the offices provided for in this Article III may be held by the same person except that the President may not hold the office of Vice President or Secretary, nor the Treasurer that of Assistant Treasurer, nor the Secretary that of Assistant Secretary.

SECTION 3. Chairman of the Board. The Chairman of the Board of Directors shall preside at all meetings of the Board of Directors. He shall have supervision of such matters as may be designated to him by the Board of Directors. The Board of Directors may elect a Vice Chairman of the Board, who shall have such authority and shall perform such duties as from time to time may be presented by the Board of Directors.

SECTION 4. President. The President shall have such authority and perform such duties as may from time to time be assigned to him by the Board of Directors, and, in the absence of the Chairman of the Board and the Vice Chairman of the Board, he shall preside at all meetings of the Board of Directors.

SECTION 5. Chief Executive Officer. Either the Chairman of the Board or the President, as determined by the Board of Directors, shall be the chief executive officer of the Corporation and, subject to the Board of Directors, shall have general charge of the business and affairs of the Corporation.

SECTION 6. Vice Presidents. The Vice Presidents shall perform such duties as may be incidental to their office and as may be assigned to them from time to time by the Board of Directors. In the absence of the President, the specific duties assigned to that officer shall be exercised by the Vice Presidents.

SECTION 7. Secretary. The Secretary shall keep the minutes of all meetings of the Board of Directors and the minutes of all meetings of the shareholders in books provided for that purpose. He shall attend to the giving and serving of all notices of the Corporation and shall be the custodian of the corporate seal. He shall have charge of and keep and preserve such books and records of the Corporation as the Board of Directors may prescribe, and he shall perform all other duties incidental to his office and as may be assigned to him by the Board of Directors from time to time. Unless otherwise ordered by the Board of Directors, he may certify copies of and extracts from any of the official records of the Corporation and may also certify as to the Officers of the Corporation and as to similar matters.

SECTION 8. Treasurer. The Treasurer shall have the care and custody of the funds and securities of the Corporation and shall deposit the same in such bank or banks as the Board of Directors may select, or in the absence of such selection, as may be selected by him. He shall disburse the funds of the Corporation in the regular conduct of its business or as may be ordered by the Board. The Treasurer shall perform such other duties as the Board of Directors may from time to time require.

SECTION 9. Controller. The Controller shall maintain adequate records of all assets, liabilities and transactions of the Corporation; see that adequate audits thereof are currently and regularly made; and, in conjunction with other officers and department heads, initiate and enforce measures and procedures whereby the business of this Corporation shall be conducted with the maximum safety, efficiency and economy. He shall have such other powers and perform such other duties as the Board of Directors may from time to time prescribe.

SECTION 10. Assistant Secretaries and Assistant Treasurers. The Assistant Secretaries and Assistant Treasurers shall have such powers and perform such duties as may be assigned to them by the Board of Directors or by the President, or by the Secretary or the Treasurer respectively, and in the absence or incapacity of the Secretary or Treasurer, shall have the powers and perform the duties of those officers respectively.

SECTION 11. Vacancies. Vacancies in any of the offices provided herein shall be filled by the Board of Directors by majority vote for the unexpired terms.

SECTION 12. Contracts, Notes, Drafts, Etc. Except as otherwise provided by the Board of Directors, all written material contracts, deeds, bonds and similar instruments of the Corporation, shall be executed on its behalf by the Chairman of the Board, the Vice Chairman of the Board, the President or any Vice President or Treasurer and shall be either: (a) countersigned by the Secretary or an Assistant Secretary of the Corporation or (b) have the corporate seal affixed thereto and attested by the Secretary, an Assistant Secretary or a member of the legal department of the Corporation. Notes drawn and drafts accepted by the Corporation shall be valid only when signed by the Chairman of the Board, the Vice Chairman of the Board, the President or any Vice President, the Treasurer or the Controller, and countersigned by the Secretary, Assistant Treasurer, any Assistant Secretary or any Assistant Controller. Funds of the Corporation deposited in banks and other depositories by checks, drafts, or other orders for the payment of money, bearing the signatures of any two (2) of the officers and/or such other employees of the Corporation as the Board of Directors may from time to time designate; and, in lieu of manual signature thereof, the Board of Directors may adopt and thereupon the Corporation may use a facsimile signature of any officer or officers, notwithstanding the fact that such officer or officers may no longer be employed by the Corporation at the time the checks bearing such facsimile signature are actually drawn or presented for payment. The funds deposited in banks or other depositories in special accounts for payroll or other purposes shall be drawn from such depositories by checks signed by any two officers or such person or persons as the Board of Directors may from time to time designate. Whenever the Board of Directors shall provide by resolution that any contract or note shall be executed, or draft accepted, in any other manner and by any other officer or agent than as specified in these By-Laws, such method of execution, acceptance or endorsement shall be as equally effective to bind the Corporation as if specified herein. Access to the safe deposit boxes of the Corporation shall be had only in the presence of any two of the following officers, that is to say, the Chairman of the Board, the Vice Chairman of the Board, the President, any one of the Vice Presidents, the Secretary, the Treasurer, or the Controller, or in the presence of any one of the aforementioned officers and an Assistant Secretary or an Assistant Treasurer. The signing of any instrument or the doing of any act by any person elected a Vice President as such Vice President, or by any person elected an Assistant Secretary or Assistant Treasurer as such Assistant Secretary or Assistant Treasurer, as the case may be, shall not be subject to any inquiry as to whether the President, the Secretary or the Treasurer, as the case may be, was at the time of such signing or of such act, absent, unavailable or under any disability.

ARTICLE IV
Indemnification

SECTION 1. Right to Indemnification. Subject to Section 3 of this Article IV, the Corporation shall indemnify to the fullest extent permitted by applicable law any person who was or is a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that such person is or was a Director or Officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise or entity, whether or not for profit, whether domestic or foreign, including service with respect to an employee benefit plan, its participants or beneficiaries, against all liability, loss and expense (including attorneys'fees and amounts paid in settlement) actually and reasonably incurred by such person in connection with such Proceeding, whether or not the indemnified liability arises or arose from any Proceeding by or in the right of the Corporation.

SECTION 2. Advance of Expenses. Subject to Section 3 of this Article IV, expenses incurred by a Director or Officer in defending (or acting as a witness in) a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding, subject to the provisions of applicable law, upon receipt of an undertaking by or on behalf of the Director or Officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation under applicable law.

SECTION 3. Procedure for Determining Permissibility. To determine whether any indemnification or advance of expenses under this Article IV is permissible, the Board of Directors by a majority vote of a quorum consisting of Directors who are not parties to such Proceeding may, and on request of any person seeking indemnification or advance of expenses shall, determine (i) in the case of indemnification, whether the standards under applicable law have been met, and (ii) in the case of advance of expenses prior to a change of control of the Corporation as set forth below, whether such advance is appropriate under the circumstances, provided that each such determination shall be made by independent legal counsel if such quorum is not obtainable, or, even if obtainable, a majority vote of a quorum of disinterested Directors so directs; and provided further that, if there has been a change in control of the Corporation between the time of the action or failure to act giving rise to the claim for indemnification or advance of expenses and the time such claim is made, at the option of the person seeking indemnification or advance of expenses, the permissibility of indemnification shall be determined by independent legal counsel and the advance of expenses shall be obligatory subject to receipt of the undertaking in Section 2 hereof. The reasonable expenses of any Director or Officer in prosecuting a successful claim for indemnification, and the fees and expenses of any independent legal counsel engaged to determine permissibility of indemnification or advance of expenses, shall be borne by the Corporation. As used herein, a "change of control" of the Corporation means (a) the acquisition by any person or entity, or two or more such persons or entities acting in concert, of beneficial ownership (within the meaning of Rule 13d-3, or any successor rule, of the Securities Exchange Act of 1934, as amended) of more than fifty percent (50%) of the outstanding voting shares of the Corporation or (b) any change in one-third (1/3) or more of the members of the Board of Directors unless such change was approved by a majority of the Continuing Directors. The term "Continuing Directors" means the Directors existing on February 26, 2004 or any person who subsequently becomes a Director if such person's nomination for election or election to the Board of Directors is recommended or approved by the Continuing Directors.

SECTION 4. Contractual Obligation. The obligations of the Corporation to indemnify a Director or Officer under this Article IV, including, if applicable, the duty to advance expenses, shall be considered a contract between the Corporation and such Director or Officer, and no modification or repeal of any provision of this Article IV shall affect, to the detriment of the Director or Officer, such obligations of the Corporation in connection with a claim based on any act or failure to act occurring before such modification or repeal.

SECTION 5: Indemnification Not Exclusive; Inuring of Benefit. The indemnification and advancement of expenses provided by this Article IV shall not be deemed exclusive of any other right to which one indemnified may be entitled under any statute, agreement, vote of shareholders or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall inure to the benefit of the heirs, legal representatives and estate of any such person.

SECTION 6. Insurance and Other Indemnification. The Board of Directors shall have the power to (a) authorize the Corporation to purchase and maintain, at the Corporation's expense, insurance on behalf of the Corporation and on behalf of others to the extent that power to do so has not been prohibited by statute, (b) create any fund of any nature, whether or not under the control of a trustee, or otherwise secure any of its indemnification obligations, and (c) give other indemnification to the extent permitted by statute.

ARTICLE V
Capital Stock

SECTION 1. Share Certificates. Every shareholder of record shall be entitled to a share certificate representing the shares held by him. Every share certificate shall bear the corporate seal (which may be a facsimile) and the signature of the President or a Vice President and the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer of the Corporation. Where a certificate is signed by a transfer agent or registrar the signature of any corporate officer may be a facsimile.

SECTION 2. Transfers. Transfers of share certificates and the shares represented thereby shall be made on the books of the Corporation only by the registered holder or by duly authorized attorney. Transfers shall be made only on surrender of the share certificate or certificates.

ARTICLE VI
Record Dates

SECTION 1. Record Dates. Subject to the requirements of law and to the provisions of the Articles of Incorporation, the Board of Directors may fix a time not exceeding, except in the case of an adjourned meeting, ninety (90) days preceding the date of any meeting of shareholders, or the date fixed for the payment of any dividend or distribution, or for the allotment of rights, or when any change or conversion or exchange of shares shall go into effect or any consent of shareholders shall be obtained, as a record date for the determination of the shareholders entitled to notice of or to vote at any such meeting or entitled to receive any such dividend or distribution or any such allotment of rights, or to exercise the rights in respect to any such change, consent, conversion or exchange of shares, and in such case only shareholders of record on the date so fixed shall be entitled to notice of or to vote at such meeting or to receive such dividend, distribution or allotment of rights, or to exercise such rights as the case may be, notwithstanding any transfer of any shares of stock on the books of the Corporation after any record date fixed as aforesaid. The Board of Directors, in their discretion, may close the books of the Corporation against transfers of shares during the whole or any part of such period.

ARTICLE VII
Dividends

SECTION 1. Declaration of Dividends. Subject to the provisions of statute and the Articles of Incorporation, dividends may be declared and paid as often at such times as the Board of Directors may determine.

ARTICLE VIII
Sundry Provisions

SECTION 1. Seal. The seal of the Corporation shall be in such force and shall bear such inscription as may be adopted by the Board of Directors. If deemed advisable by the Board of Directors, a duplicate seal or duplicate by seals may be provided and kept for the necessary purposes of the Corporation.

SECTION 2. Fiscal Year. The fiscal year of the Corporation shall commence on January 1st of each year and end on December 31st of each year, unless otherwise provided by the Board of Directors.

SECTION 3. Voting Stock of Other Corporations. Any stock in other corporations, which may from time to time be held by this Corporation, may be represented and voted at any meeting of shareholders of such other corporations or instructions given to any nominee holding such stock, by the Chairman of the Board, the President or Vice Presidents of the Corporation, or by proxy executed in the name of this Corporation by its Chairman of the Board, Vice Chairman of the Board, President or a Vice President, with the corporate seal affixed and attested by the Secretary or an Assistant Secretary.

ARTICLE IX
Amendments

SECTION 1. Amendments. Except as otherwise provided by law, these By-Laws may be amended at any meeting of the Board of Directors at which a quorum is present by a majority vote of the Directors present, or they may be amended by a majority vote at any meeting of shareholders entitled to vote thereon, provided, in either case, notice of the proposed amendment was included in the notice of the meeting (unless, in the case of amendment at a meeting of the Board of Directors, such notice is waived by a majority vote of the Directors present).

ARTICLE X
Certain Matters Relating to Pennsylvania Act No. 36 of 1990

SECTION 1. Section 511. Subsections (d) through (f) of Section 511, Standard of Care and

Justifiable Reliance, of the Pennsylvania Associations Code, as amended, shall not be applicable to the Corporation.

SECTION 2. Section 1721. Subsections (e) through (g) of Section 1721, Board of Directors, of Pennsylvania Associations Code, as amended, shall not be applicable to the Corporation.

SECTION 3. Subchapter G, Chapter 25. Subchapter G, Control-Share Acquisitions, of Chapter 25 of the Pennsylvania Associations Code, as amended, shall not be applicable to the Corporation.

SECTION 4. Subchapter H, Chapter 25. Subchapter H, Disgorgement by Certain Controlling Shareholders Following Attempts to Acquire Control, of Chapter 25 of the Pennsylvania Associations Code, as amended, shall not be applicable to the Corporation.

ARTICLE XI
Separability; Effect of Determination by the Board

SECTION 1. Separability. The provisions of these By-Laws are independent of and separate from each other, and no provision shall be affected or rendered invalid or unenforceable because for any reason any other or others of them may be invalid or unenforceable in whole or in part.

SECTION 2. Effect of Determination by the Board. Any determination involving the interpretation or application of these By-Laws made in good faith by the Board of Directors shall be final, binding and conclusive on all parties in interest.

EX-3 3 ex32dec04-8k.htm TEXT OF AMENDMENT TO BY-LAWS

EXHIBIT 3.2

TEXT OF AMENDMENT TO BY-LAWS

Article V

SECTION 1. Share Certificates. Except as otherwise provided in Section 3 of this Article V, every shareholder of record shall be entitled to a share certificate representing the shares held by such shareholder. Every share certificate shall bear the corporate seal (which may be a facsimile) and the signature of the President or a Vice President and the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer of the Corporation.

SECTION 2. Transfers. Transfers of share certificates and the shares represented thereby shall be made on the books of the Corporation only by the registered holder or by duly authorized attorney. Transfers shall be made only on surrender of the share certificate or certificates.

SECTION 3. Uncertificated Shares. Notwithstanding anything herein to the contrary, any or all classes and series of shares, or any part thereof, may be represented by uncertificated shares, except that shares represented by a certificate that is issued and outstanding shall continue to be represented thereby until the certificate is surrendered to the Corporation. The rights and obligations of the holders of shares represented by certificates and the rights and obligations of the holders of uncertificated shares of the same class and series shall be identical. Notwithstanding anything herein to the contrary, the provisions of Section 2 of this Article V shall be inapplicable to uncertificated shares and in lieu thereof the Corporation shall adopt alternative procedures for registration of transfers.

Robert D. Morse
212 Highland Ave.
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
August 24, 2004

Office of The Secretary
Crown Cork & Seal Company
One Crown Way
Philadelphia, PA 19164

Dear Secretary:

I wish to enter the enclosed Proposal to be printed in the Year 2005 Proxy Material. for a vote. I will hold my necessary equity in the Company until after the meeting. I also can provide evidence that I am unable to attend, but will try to be represented at the meeting. My wife had a mild heart attack at the end of Year 2003, was in 2 hospitals, and is undergoing daily blood sugar tests, and has been taking 7 or 8 pills daily to alleviate her ailments. This requires my nearby presence to monitor such. Thank you for your understanding.

Sincerely,

Robert D. Morse

Robert D. Morse

RECEIVED
AUG 25 2004
LEGAL DEPT.

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711

August 24, 2004

Office of The Secretary
Crown Cork & Seal Company
One Crown Way
Philadelphia, PA 19164

PROPOSAL

I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, propose that Management and Directors return the word "Against" to all voting cards for the Year 2005 meet ng.

REASONS: As you vote, keep in mind that "Against" was removed from most all proxy ballots about 1975, but ONLY in the vote for DIRECTORS BOX. Most major companies regist red in DE, MD, NJ, NY, and VA have explained that shareowners might be "confused" that they would be voting "Against", when they have no right to if voting under "Plurality"—Contrived Rules adopted by those States and Corporate Registrants therein. Under this system, any nominee can be elected with even one vote "For" if that many are listed as available for the number of directors requested.

You are denied "The Right of Dissent", a violation of the Constitution, and/or The Bill of Rights. Insist on a return to Democracy, not a power grab. Example: In year 2003 the CEO of ExxonMobil Corp. gained $28 million as a result of this process. Since Management nominates the Directors, might this not come under a "conflict of interest" interpretation ? These are YOUR assets being diverted for mostly Management's gain.

Ford Motor Company agreed to return "Against" two years ago, showing the American Way spirit as a fine U.S. Corporation.

By voting out company nominated directors, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration. Remember that the Product or Services, and its Advertising and Acceptance are the source of income. A fair stated salary and minimal perks are sufficient to maintain a good lifestyle, not an exorbitant one that they desire.

Thank you All for accepting this as good advice for the proper conduct of the Company.

Robert D. Morse
Robert D. Morse

R.D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

SPLENDOR

These rhymes are for stress relief.
Not part of the presentation.

I heard a voice in the wilderness of a slot:
Now I will tell you what it is, and what not.
When you hit three Icons a voice is triggered,
And "SPLENDID" rings out in a voice configured.
You become enchanted at your upcoming chance,
To hit a hidden jackpot, emotions dance.
I am speaking to you with candor:
Try living once in a land of Splendor !

ODE TO VERA VINE

Vera started out as a spark of life,
Continued growing, throughout childhood strife.
She became interested in education,
And taught others how to obtain a vocation.
Not surprisingly, she met Arthur Vine,
And clung to him, which was just fine.
Her friends were aware of her ambition,
Now wishing her well in her new transition.

Robert Dennis Morse
1:30 PM June 20, 2004

BAR CODE

For umpteen years, there's been a code,
Though unwritten, it became a mode
Of how to respect others, seated next,
It did noi necessarily require a text.
Now, along came a very clever man,
Who conceived a better, written plan;
To speed up checkout on a shopping chore,
Now the new bar code is acclaimed by more.

Robert Dennis Morse
June 29, 04 9:40AM

Crown Holdings, Inc.
One Crown Way
Philadelphia, PA 19154-4599
tel: 215-698-5100
fax: 215-698-5201


CROWN

September 3, 2004

Mr. Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Dear Mr. Morse:

This letter is in response to the proposal that you submitted to Crown Holdings, Inc. in your letter dated August 24, 2004. Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, the Company will exclude such proposal from its proxy materials because you have not continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal for at least one year by the date you submitted your proposal. According to the Company's stock record books, you are the registered holder of 42 shares of common stock, with a market value below $2,000. Under Rule 14a-8(b), a copy of which is enclosed with this letter, you must prove your eligibility to submit a shareholder proposal to the Company.

If you hold sufficient additional shares of Crown Holdings, Inc. common stock, you may prove your eligibility to the company in one of the following two ways:

(1) submit to the Company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year along with your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(2) if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, you may satisfy your eligibility requirements by submitting to the Company (i) a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, (ii) your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement and (iii) your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders.

Your response to this letter, if any, must be postmarked, or transmitted electronically, no later than fourteen days from the date that you receive this notification.

Sincerely,

William T. Gallagher
Secretary

WTG/rmh
Enclosure


THIS LETTERHEAD IS PRINTED ON RECYCLED PAPER USING ORGANIC-BASED INKS.

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we wil assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (I)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusior of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.


FedEx
Express

FedEx Express
Customer Support Trace
3875 Airways Boulevard
Module H, 4th Floor
Memphis, TN 38116

U.S. Mail: PO Box 727
Memphis, TN 38194-4643

Telephone: 901-369-3600

12/07/2004

Dear Customer:

Here is the proof of delivery for the shipment with tracking number **845453529851**. Our records reflect the following information.

Delivery Information:

Signed for by: R.MORSE

Delivery Location: 212 HIGHLAND AVE
Delivery Date: Sep 7, 2004 09:03

Shipping Information:

Tracking number: 845453529851

Ship Date: Sep 3, 2004
Weight: 1.0 lbs.

Recipient:
MR ROBERT D MORSE
212 HIGHLAND AVE
MOORESTOWN , NJ 08057
US

Shipper:
JOE DOVER
CROWN CORK & SEAL
1 CROWN WAY
PHILADELPHIA , PA 191544599
US

Thank you for choosing FedEx Express. We look forward to working with you in the future.

FedEx Worldwide Customer Service
1-800-Go-FedEx®

Securities & Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Robert D. Morse,
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711
January 5, 2005

Re: Letter from Crown Holdings, Inc.
Dated December 30, 2004

Ladies and Gentlemen:

I have received another batch of Corporate and State, and SEC Rules as "Exhibits", expecting to qualify a request for deletion of my Proposal. No need to include in response. I am well aware of "The Rules".

As I contended previously, these Rules are repressive to a Proponent, and of no use to settle my claim they are unlawful. I am asking that you address and show:

1. The proof that attendance to submit a Proposal has any bearing on the voting results, since early voting is requested and unlikely to change by attending shareowners .hearing a vocal rendition of the same contents of a Proposal.

2. The proof that stockholders are NOT deprived of their "Right of Dissent" by the removal of "Against" from only the vote for Directors on Proxy Cards. Not necessary elsewhere ?

3. Proof that "Plurality" voting is other than a contrived policy to guarantee the election of a slate of Directors proposed by Management, even if only one vote is received. This result has been substantiated in earlier filings by legal experts explaining the process.

4. Proof that a Corporation not "opting out" would be subject to prosecution by the State of Incorporation by returning "Against" to their Proxy Card.

5. Proof that the SEC is NOT intimating that brokerages firms are filing "false and misleading" documents to customers which are not acceptable as "proof of ownership" by the SEC. Under new arrangements, certificate printing is being discouraged. A National Paperwork Reduction compliance.

Inclusions: Exhibits to SEC.
Copy to Crown Holdings
Rhymes for stress relief.
Not part of presentation.

Sincerely.

Robert D. Morse

These Rhymes are for stress relief;
Not a part of the presentation.

EXHIBIT

THREE MINUTE GIG

I've been invited to three meets in a row,
And what happened, I'll let you know.
The first, I drove some forty miles,
And the company execs were all smiles.
Then I learned there were some limits,
I could not talk beyond three minutes.
On arrival I had used an hours time,
And was placed in back, which was just fine.
But when I spoke, the stockholders craned their neck,
To see my face, and I asked the chair to show respect.
Next, I drove north about twice as far,
Not expecting to be the star.
I was handed a microphone, right up front,
And soon I realized an affront.
They cut me off without a warning,
And put a stop to my barnstorming.
The shareowners quietly accepted the Rule,
Leaving me feeling I was treated quite cruel.

Robert Dennis Morse

5-20-00

O

These rhymes are for stress relief.
Not part of the presentation.

HANG HIGH--WHOLE

Ford Motor Company is the first
To agree a "Plurality Rule" must be burst.
I claimed restricting the "Right of Dissent"
Violated our Constitution, and won Ford's consent !

A FORD

At one time it was called a "Tin Lizzy",
The meaning of which can be a teasy.
It's three-thirty AM, and my mind is busy.
Should this rhyme be a "Gift" of the Lord,
And not be valuable, as a gift of a Ford ?
Keep in mind it is a car one can afford.

Robert Dennis Morse
12-31-04

R.D. Morse
212 Highland Avenue
Moorestown, NJ 08057-27

FOR SCORE

"Four score and seven years ago—"
Are famous words that continue to glow.
They pronounced we have certain rights,
And as an American, continually delights
Me, except for a later endeavor.
Corporate minds introduced something clever,
To perpetuate themselves, with a State Rule
That now needs removal, or we have a duel,
Coming up in Federal Court, you'll see,
And winning "Dissent" will again delight me.

Robert Dennis Morse
12-11-04 7:45AM 8Min.

8 MIN 7 45 AM
12-11-04

FOR SCORE

FOUR SCORE AND SEVEN YEARS AGO,"
ARE FAMOUS WORDS THAT CONTINUE TO GLOW,
THEY PRONOUNCED WE HAVE CERTAIN RIGHTS
AND AS AN AMERICAN, CONTINUALY DELIGHTS,
ME, EXCEPT FOR A LATER ENDEAVOUR.
CORPORATE MINDS INTRODUCED SOMETHING CLEVER
TO PERPETUATE THEMSELVES, WITH A STATE RULE
THAT NOW NEEDS REMOVAL, OR WE HAVE A DUEL
COMING UP IN FEDERAL COURT, YOU'LL SEE
AND WINNING "DISSENT" WILL AGAIN DELIGHT ME.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 27, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Crown Holdings, Inc.
Incoming letter dated December 30, 2004

The proposal requests that the board make a particular revision to its proxy materials.

There appears to be some basis for your view that Crown Holdings may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Crown Holdings' request for documentary support indicating that he has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Crown Holdings omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Crown Holdings relies.

Sincerely,

Mark F. Vilardo
Special Counsel